SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page

1.	English press release entitled, “Notice regarding Status and Completion of Share Repurchase and Cancellation of Own Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 13, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and
Accounting Headquarters
Responsible for Enterprise Risk
Management Headquarters
Responsible for Corporate
Communications Department
Assistant to CEO
ORIX Corporation

Notice regarding Status and Completion of Share Repurchase and Cancellation of Own Shares

TOKYO, Japan — January 13, 2021 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on November 2, 2020, as follows.

The share repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on November 2, 2020 ended upon completion of the following share repurchase.

Furthermore, the Company hereby announces that the number of shares to be cancelled in accordance with Article 178 of the Companies Act has been determined.

1.	Status of Share Repurchase
	(1) Class of shares repurchased	Common shares
	(2) Total number of shares repurchased	3,130,100 shares
	(3) Total purchase price of shares repurchased	JPY 5,280,520,400
	(4) Repurchase Period	January 1, 2021 – January 8, 2021
	(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

Details of the resolution with respect to share repurchase reached at the Board of Directors meeting held on November 2, 2020
	(1) Class of shares to be repurchased:	Common shares
	(2) Total number of shares:	Up to 50,000,000 shares (approx. 4.0% of the total outstanding shares (excluding treasury shares))
	(3) Total amount of shares to be repurchased:	Up to 44.2 billion yen
	(4) Repurchase period:	November 9, 2020, to March 31, 2021
	(5) Method of share repurchase:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of January 8, 2021)
	(1) Total number of shares repurchased	28,230,500 shares
	(2) Total purchase price of shares repurchased	JPY 44,199,883,050

2.	Cancellation of Own Shares
	(1) Class of shares to be cancelled	Common shares
	(2) Number of shares to be cancelled	28,230,500 shares
	(3) Scheduled cancellation date	January 29, 2021

(Reference)

Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount.

Contact Information:

Investor Relations Team

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”